KRAMER LEVIN NAFTALIS & FRANKEL LLP

George M. Silfen
Partner
Phone (212) 715-9522

December 19, 2012

Kimberly A. Browning Senior Counsel Office of Disclosure and Review Securities and Exchange Commission Washington, D.C. 20549

Re:	Bluepoint Investment Series Trust (the “Trust”) File Nos.: 333-182771 and 811-22723

Dear Ms. Browning:

Set forth below are responses to comments received from you via telephone on November 29 and 30, 2012 in connection with the Trust's Registration Statement on Form N-1A filed on July 20, 2012 (the “Registration Statement”). The Trust currently proposes to offer one series, Bluepoint Trust (f/k/a ACAP Select Growth Fund) (the "Fund"). Attached to this letter as Appendix A are blacklines of the Fund's Prospectus and Statement of Additional Information (“SAI”) showing the changes made to reflect your comments, as well as other changes made since our last correspondence filing on November 26, 2012, along with clean copies incorporating the same. Capitalized terms used, but not defined, in this letter have the meanings ascribed to them in the Registration Statement.

1.	Please clarify the percentage limitation on the Fund’s use of derivatives in the section of the Prospectus entitled “SUMMARY OF THE FUND; Principal Investment Strategies.”

The requested clarification has been made to the section of the Prospectus entitled “SUMMARY OF THE FUND; Principal Investment Strategies” by revising the derivatives limitation language as follows:

The Fund will not enter into a derivatives transaction if, as a result, the value of collateral pledged in connection with derivatives transactions would exceed 30% of the Fund's total assets.

Kimberly A. Browning

Securities and Exchange Commission

December 19, 2012

2.	Please clarify how the Fund will segregate Fund assets when entering into a derivatives transaction, specifically a total return swap, in the section of the Prospectus entitled “SUMMARY OF THE FUND; Principal Investment Strategies.”

The requested clarification has been made to the section of the Prospectus entitled “SUMMARY OF THE FUND; Principal Investment Strategies.” We acknowledge that the Securities and Exchange Commission (the “SEC”) has issued a concept release on derivatives (Use of Derivatives by Investment Companies under the Investment Company Act of 1940, Release No. IC-29776 (August 31, 2011)) that discusses current market practices with regard to the use of derivatives by investment companies and the applicability of guidance provided in a prior SEC release regarding derivatives use by investment companies (Securities Trading Practices of Registered Investment Companies, Release No. IC-10666 (April 18, 1979)). We also acknowledge that the SEC and its staff may issue new and/or subsequent guidance that could impact market practices.

3.	Please clarify the Fund’s concentration policy that currently prohibits investment of 25% or more of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry or in a group of related industries in the section of the SAI entitled “FUND OBJECTIVE, INVESTMENTS, STRATEGIES AND RISKS; Investment Restrictions.”

The requested clarification has been made to the section of the SAI entitled “FUND OBJECTIVE, INVESTMENTS, STRATEGIES AND RISKS; Investment Restrictions” by revising the investment restriction as follows:

The Fund may not:

1.      Purchase securities which would cause 25% or more of the value of its total assets at the time of purchase to be invested in the securities of one or more issuers conducting their principal business activities in the same industry, provided, that this does not apply to U.S. Government Securities (as defined herein). However, due to the Fund’s growth-oriented strategy (as described in the Prospectus), at times, 25% or more of the value of the Fund’s total assets may be invested in a group of related industries believed to offer growth potential.

In addition, the section of the Prospectus entitled “SUMMARY OF THE FUND; Principal Investment Strategies” has been revised to reflect the foregoing.

Kimberly A. Browning

Securities and Exchange Commission

December 19, 2012

In addition to the above, the Trust acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Trust believes that these responses fully address your comments. If you have any questions regarding this response or require further information, please call me at (212) 715-9522. Thank you for your assistance regarding this matter.

Very truly yours,

/s/ George Silfen

Appendix A